Biggs Wilkerson, l.c. A t t o r n e y s a t l a w
Michael R. Biggs	mrb@biggswilkerson.com
3500 N. Rock Road, Bldg. 1100	phone 316.684.2929
Wichita, Kansas 67226	Fax 316.681.0153

October 26, 2005

Ms. Peggy Kim, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

  RE:
  ADVISORS REIT I, Inc.
  Registration No. 333-124916

Dear Ms. Kim:

        We are responding to your Comment Letter dated October 17, 2005. Our responses are formatted to mirror the references (title and comment #) included in your October 17th correspondence. The following is offered for your consideration. If there is any other material or information that we may provide to facilitate your review, please do not hesitate to contact me.

RESPONSE TO COMMENT LETTER DATED OCTOBER 17, 2005

  General

1.
We note your response to comment 1 in our September 8, 2005 letter. We appreciate your detailed explanation; however, we continue to believe that Mr. Fritzemeier's bonus would be considered transaction-based compensation, and, as a result, would make him ineligible for the Rule 3a4-1 safe harbor and he would have to register as a broker-dealer. Please explain whether Mr. Fritzemeier's bonus compensation arrangement will be amended to comply with the Rule 3a4-1 safe harbor or whether he will register as a broker-dealer. If you intend to amend the bonus arrangement, please explain how Mr. Fritzemeier would meet each of the requirements for this safe harbor.

Response to Comment #1

        Mr. Fritzemeier's Employment Agreement has been amended to completely delete his bonus arrangement. Please refer to Exhibit 10.7.

        Mr. Fritzemeier continues to be eligible for the safe harbor provided Rule 3a4-1, to wit:

    a)
    He has not been and is not currently subject to any statutory disqualification, as that term is defined in section 3(a)(39) of the Act;

    b)
    He is not being compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

    Mr. Fritzemeier's amended compensation package (base salary, group term insurance, disability (sick pay), medical and dental insurance and reimbursement plan) is disclosed in the Prospectus (pages 55-56)). The package contains no incentive-based compensation component.

    c)
    He is not currently an associated person of a broker or dealer; and

    d)
    He meets the conditions of each of the following conditions of paragraph (a)(4)(ii), to wit:

    a.
    He performs substantial duties on behalf of the Registrant during and after the completion of the offering;

      Mr. Fritzemeier serves as the Registrant's President and sole employee. His duties and responsibilities are disclosed throughout the prospectus (see for example, "—General Procedures," on page 35, the second paragraph under "General," appearing on page 33, and the Risk Factor captioned "Future acquisitions may strain management resources and disrupt financial performance," appearing on page 12 in the Prospectus).

      b.
      He has not been a broker, dealer or an associated person of a broker or dealer, within the preceding 12 months; and

      c.
      He does not participate in selling an offering of securities for any issuer more than once every 12 months.

      As we stated in our letter dated September 28, 2005 (Response to Comment #1 of SEC letter dated September 8, 2005), Mr. Fritzemeier's involvement with the Registrant's private placement was limited to mere administrative activities allowable under condition (a)(iii) of Rule 3a4-1. There has been no other activity of any nature.

2.
In your previous response to comment 78, you state that officers and directors of the Registrant will be relying on the safe harbor from broker-dealer registration provided under Rule 3a4-1 of the Exchange Act. Please explain how Mr. Sokolosky meets each of the requirements for this safe harbor.

Response to Comment #3

Mr. Sokolosky continues to be eligible for the safe harbor provided Rule 3a4-1, to wit:

    a)
    He has not been and is not currently subject to any statutory disqualification, as that term is defined in section 3(a)(39) of the Act;

    b)
    He is not being compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

    As disclosed in the prospectus, Mr. Sokolosky has agreed to serve on the Board of Directors without receiving any compensation, including the $150/hour fees that he would otherwise be entitled to receive while performing his duties as a director. As disclosed in the prospectus, participation in the offering is expressly conditioned upon no commission or other transaction-based compensation being paid to or charged by anyone associated with the offering.

    c)
    He is not currently an associated person of a broker or dealer; and

    Mr. Sokolosky was associated with a broker dealer until July, 2003, i.e., more than 26 months ago.

    d)
    He meets the conditions of each of the following conditions of paragraph (a)(4)(ii), to wit:

    a.
    He performs substantial duties on behalf of the Registrant during and after the completion of the offering;

    Because the Registrant is a self-managed, self-administered REIT and Mr. Fritzemeier is its sole employee, the Board of Directors have devoted considerable time to the formation of the company and, in the future while fulfilling their traditional roles as directors, they will have substantial duties following the completion of the offering. Please refer, for example, to "—Site Selection and Acquisition of Properties" appearing on page 35 of the prospectus for additional information as well as to the Risk Factor captioned "Future acquisitions may strain management resources and disrupt financial performance," appearing on page 12.

    b.
    He has not been a broker, dealer or an associated person of a broker or dealer, within the preceding 12 months;

    Mr. Sokolosky was associated with a broker dealer until July, 2003, i.e., more than 26 months ago.

    c.
    He does not participate in selling any offering of securities for any issuer more than once every 12 months.

    Mr. Sokolosky has not participated in selling any offering of securities for any issuer for longer than the last 12 months.

2

Cover Page

3.
Refer to previous comment 5. Please revise the cover page to include a brief discussion of the risk factor relating to leverage. We note that in order to accommodate this request, you may remove or decrease the font size of your logo or revise some of the language in the text to more briefly and succinctly describe the information disclosed.

Response to Comment #5

An additional summary risk factor has been added to the cover page of the prospectus which reads:

        We currently intend to limit our borrowings. However, our articles of incorporation only limit our borrowings to 200% of our net assets, and our Board of Directors has discretion to raise the limit. The use of any leverage could adversely affect our ability to make distributions and our stock price.

Distribution Policy, page 6

4.
Please revise to state the maximum time from the closing date that an investor might have to wait to receive distributions. Refer to Item 3.A.(iv) of Guide 5.

Response to Comment #4

        Additional disclosure has been added in the Prospectus Summary under "Distribution Policy" (page 6) which states: "We estimate that an investor might have to wait twelve months following the closing of the offering to receive distributions."

        Please note that the paragraph immediately preceding the new language already discloses that distributions might include a "return of capital."

Our Business, beginning on page 33

5.
We note your response to previous comment 22; however, re-reissue our previous comment. Please revise to describe your policy with respect to offering seller-financing, including the principles and criteria that you intend to use in determining whether to enter into seller-financing arrangements. For example, describe the circumstances under which you would offer seller-financing, the type of property involved, and how you would decide that a purchaser was "qualified."

Response to Comment #5

        Additional disclosures are now included on page 34 of the Prospectus. Please note that seller-financing would be an exception to ordinary course of business transactions. The Board of Directors has not adopted any formal policies or financing guidelines regarding seller-financing at this time since their present intentions are to sell properties for cash.

Summary Compensation Table, page 55

6.
In your response to previous comment 28, please expand to provide a sample calculation for the formula mentioned in footnote 1 to the table so that investors can better understand how Mr. Fritzemeier's bonus will be determined.

Response to Comment #6

        Please refer to our response to Comment #1. No illustration can be provided since the formula has been deleted from Mr. Fritzemeier's Employment Agreement.

Principal Stockholders, page 62

7.
In your response to previous comment 33, tell us why you have not disclosed any shares held by Mr. Jackson, one of your Advisory Board member directors.

Response to Comment #7

        Mr. Jackson does not beneficially own any shares, directly or indirectly. The Shareholder Table (under "Principal Stockholders" appearing on page 62) has now been amended to show the shareholding status of all directors and advisory directors, including those persons who do not beneficially own any shares.

3

Sales Presentation Materials

Exhibit 99.1

8.
We reissue previous comment 42 because we are unable to locate the revised disclosure.

Response to Comment #8

  Under the section captioned "What are the objectives of ADVISORS REIT I, Inc.?" we have included the following statement:

  (Note: payments are estimated to commence 12 months after the offering closes; any earlier distributions would probably be a return of capital).

9.
We reissue previous comment 45 in light of the express authorization to use a high amount of leverage in your charter and the impact on a REIT of your size by the exercise of that leverage option. Note that so long as the company is permitted under the charter to use material amounts of leverage without shareholder approval, we view the leverage option for the company as information that is material to an investment decision.

Response to Comment #9

        An additional "Risk Factor" regarding the potential use of leverage has been included in the "Risk Factors" section of the brochure. The Risk Factor states:

  •
  Our articles limit our borrowings to 200% of net assets and our directors have discretion to raise the limit. There is no limit on our use of first mortgages.

Exhibit 99.3

REIT Ownership
Benefits without the Drawbacks

10.
We reissue our previous comment 46 because your sales literature continue to contain a lengthy discussion of the benefits of operating REITs and publicly traded REITs that does not apply to your offering. Please revise to focus on the risks and rewards of your blind pool offering. For example, omit the slides entitled, "Individual Real Estate Investments," "REIT Ownership Benefits Without the Drawbacks" since you do not have any operating history, do not own any assets or properties and do not have a history of distributions or yields.

Response to Comment #10

        All of the requested slides have been deleted. We believe that none of the remaining slides describe anything other than facts directly applicable to the Registrant. Please keep in mind that PowerPoint software does not include a "track changes" function. We have included a manually redlined copy as a supplement to this letter.

11.
Please revise to omit your statement that you are a "superior REIT" with "superior operating efficiency," given that you do not own any properties and have no operating history.

Response to Comment #11

        All references to the term "superior" have been deleted and their corresponding phrases rewritten.

12.
We reissue our previous comment 50 because we are unable to locate the revised disclosure. Please note, however, that if you do not plan to use the sales material prior to effectiveness, then you do not have to include the Rule 134(b)(1) legend.

Response to Comment #12

        The Registrant does not plan to use the sales material prior to effectiveness.

4

        Thank you for your consideration of our responses. If any of them are confusing or unsatisfactory, please seriously consider contacting me directly at (316) 684-2929.

Very truly yours,
/s/ Michael R. Biggs
MRB: gvg Enclosures

5

Revised June 10, 2005

What is a REIT?

A REIT is a corporation that:

•                  Combines the capital of many investors to acquire or provide financing for real estate.

•                  Typically, is not subject to federal corporate income taxes on its distributed net income.

•                  Offers the benefit of a real estate portfolio under professional management.

•                  Must pay distributions to investors of at least 90% of its taxable income. (Note: distributions are made at the discretion of the Board of Directors)

It's all about income,

diversification

and inflation protection.

What are the objectives of ADVISORS REIT I, Inc.?

Preserve, protect and enhance our assets, while:

•                  Paying distributions, commencing as soon as we have taxable income, (Note: payments are estimated to commence 12 months after the offering closes; any earlier distributions would probably be a return of capital)

•                  Obtaining increasing income through lease-rental operations

•                  Owning a diversified portfolio of commercial real estate properties that will increase in value

•                  Qualifying and maintaining REIT status for federal income tax purposes

•                  Providing you with liquidity for your investment on or before October 31, 2017 (Whether by stock listing, dissolution, merger or sale)

•                  There is no assurance that the objectives stated in this brochure will be achieved.

What are the strategies of ADVISORS REIT I, Inc.?

•                  Minimize the immediate dilution of shareholder’s funds by directly selling the shares to investors and avoiding broker’s commission

•                  Adopt a self-managed form of corporate governance and avoid the high outside advisory fees structure

•                  No limit by the REIT on potential income streams to investors

•                  Look at the intrinsic value of potential property acquisitions

•                  Utilize local property managers to minimize administrative staff costs

•                  Limit the use of debt to reduce risk.

( photo of an investor)

Why should you invest in ADVISORS REIT I, Inc.?

•                  Advisors REIT I preserves your shareholder value by eliminating underwriting costs and minimizing start-up costs.

•                  Advisors REIT I maximizes your shareholder value by limiting fees and other on-going costs that are common to other REITs.

•                  Advisors REIT I has assembled an exceptional team to purchase its properties and manage them for income and growth.

Investor Information

Any investor who wishes to invest must also have an active account with National Financial Services, LLC, an affiliate of Fidelity Brokerage Services, LLC with sufficient funds to pay the subscription price plus the $250 set up fee.

Risk Factors

•                  We have no operating history

•                  Our management team has limited experience

•                  We may convert our self-managed structure without stockholder approval.

•                  We may change our investment policies without stockholder approval.

•                  This is a “blind pool” offering.

•                  We are a smaller REIT than is typical.

•                  There will be no market for our common stock.

•                  No investor may own more than 9.8% of our capital stock.

•                  We will be dependent upon, third-party property management companies or tenants to operate and maintain our properties.

•                  Our articles limit our borrowings to 200% of net assets and our directors have discretion to raise the limit.  There is no limit on our use of first mortgages.

No offering is being made except to persons residing in the states of Georgia, Kansas, Missouri, Oklahoma and Nevada.

Any representation, forecast or  predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in the company  is not permitted.

This offering is being conducted without commission or other compensation.

The material in this pamphlet does not constitute an offer to sell, nor a solicitation of an offer to buy the securities described herein.

Offers may be made only by our prospectus. Therefore, this material must be accompanied by our prospectus and read in conjunction with the prospectus in order for you to fully understand all the implications and risks of this offering and this pamphlet must not solely be relied upon to make an investment decision.

This offering involves significant risks.  Investors should carefully read the prospectus and, in particular, the “Risk Factors” section of the prospectus, prior to making an investment decision.

PILLAR

LOGO

ADVISORS

REIT I INVESTMENTS

8301 E. 21st Street N. Suite 235

Wichita, KS 67206-2932

Phone: 316-682-9398

Toll Free: (800) 793-9398

Fax: 316-689-8650

Contact: Jim Fritzemeier

President

jim@advisorsreit.com

ADVISORS REIT I

A PILLAR OF STRENGTH

 in your

INVESTMENT PORTFOLIO

PILLAR

LOGO

ADVISORS

REIT I INVESTMENTS

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

[LOGO]

The material in this presentation does not constitute an offer to sell nor a solicitation of an offer to buy the securities described herein.  Such an offering is made only by the prospectus.  Therefore, this material must be accompanied by a prospectus.  This presentation must be viewed in conjunction with the prospectus in order to understand fully all the implications and risks of the offering of securities to which it relates and must not be relied upon to make an investment.

This offering involves significant risks.  Investors should carefully read the prospectus and, in particular, the “Risk Factors”section of the prospectus, prior to making an investment decision.

Carefully consider the “Risk Factors” beginning on page 9 of the Prospectus, including:

•                  We have no operating history and at July 31, 2005 had nominal assets of $272,236.

•                  Our management team has limited experience in operating a public REIT.  Our operating expenses may exceed those typically incurred by more experienced management teams.

•                  Our Board of Directors may convert our management structure to an externally managed fee-based advisory format without stockholder approval.

•                  Our Board of Directors may change our investment policies without stockholder approval.

•                  This is a “blind pool” offering.  We own no properties and have not identified any properties to purchase with the offering proceeds.  Before investing, you will have no opportunity to evaluate our portfolio and only a limited ability to evaluate our ability to identify, acquire or manage commercial real estate.

•                  Relative to the total assets, geographic scope, number of properties and the size of offering of more typical public REITs, we will be a small REIT.  The resulting lack of property and geographic diversification due to our smaller size materially increases the risk involved in purchasing our common stock.

•                  We have no immediate plans to apply for listing on any national stock exchange or stock quotation system.  There will be no market for our common stock.  You will be unable to resell your common stock at the offering price.

•                  Ownership, transferability and redemption of our shares is subject to significant limitations:  No individual shareholder may own more than 9.8% of our capital stock; and any attempted stock transfer that would jeopardize our REIT status will be null and void.  For the foreseeable future, we will not be offering a stock redemption program.

•                  Our properties will be operated and maintained by, and we will be dependent upon, third-party property management companies or our tenants.

•                  The use of leverage could adversely affect your investment.  Our articles limit our borrowings to 200% of net assets and our directors have discretion to raise the limit.

Individual Real Estate Investments [slide deleted]

BENEFITS

•                  Asset appreciation

•                  Consistent stream of distributions

•                  Tax advantages

•                  Resist capital market fluctuations

•                  Inflation hedge

DRAWBACKS

•                  Lack of individual expertise

•                  Tenant management

•                  Property upkeep/maintenance

•                  Administrative issues

•                  Lack of diversification

•                  Lack of individual capital to purchase prime real estate

Is there a way to leverage the advantages and eliminate the drawbacks of individual real estate ownership? [slide deleted]

Real Estate Investment Trust

“REIT”

What is a REIT?

A REIT is a corporation that

•                  Combines the capital of many investors to acquire and hold real estate

•                  Typically is not subject to federal corporate income taxes on its distributed net income

•                  Offers the benefit of a real estate portfolio under professional management

•                  Must pay distributions to investors of at least 90% of its taxable income

REIT OWNERSHIP

BENEFITS WITHOUT THE DRAWBACKS [slide deleted]

•                  Current, stable distributions

•                  Consistent yields

•                  Growth that has consistently exceeded the consumer price index

•                  Professional real estate management

•                  Portfolio diversification, which reduces risk

•                  Allows individuals to invest in large, income producing commercial real estate

REIT OWNERSHIP

BENEFITS WITHOUT THE DRAWBACKS cont. [slide deleted]

•                  Checks and Balances: Independent directors and  auditors.

•                  Public reporting obligations: REITs are required to make regular SEC disclosures, including quarterly and yearly financial reports.

•                  Can be held in qualified retirement plans

REITs As A Source Of Diversification

[slide deleted]

•                  REITs are companies that own and operate commercial real estate

•                  REIT stocks have distinct investment performance characteristics

•                  REIT stock returns are influenced by real estate fundamentals

Introducing ADVISORS REIT I, Inc.

A public, non-traded REIT created for the sole purpose of allowing investors  a vehicle for investing in real estate

Introducing ADVISORS REIT I, Inc.

•                  Our Proposed Business

•                  We intend to invest in commercial real estate properties

•                  Where: Urban areas of Georgia, and the Midwestern and Southwestern United States

•                  Investment Focus: Properties that produce current income

•                  @ the Maximum Offering; anticipated portfolio would be approximately 40% retail/office; 40% manufacturing/warehouse; & 20% other (examples: ground leases or apartments).

Introducing ADVISORS REIT I, Inc.

•                  [langugage deleted] Management

•                  James L. Fritzemeier, CPA, President, Board of Directors Member

•                  Ted E. Knopp, Real Estate Attorney, Board of Directors Member

•                  Kent P. Wilson, CPA, CFO Envision, Board of Directors Member

•                  Shawn Sokolosky, RIA, Board of Directors Member

Introducing ADVISORS REIT I, Inc.

•                  [langugage deleted] Advisory Directors

•                  Paul D. Jackson, President/Owner Vantage Point Properties, Commercial Property Developer/Manager, Advisory Board Member

•                  Michael J. Boyd, Owner Walter Morris Investment Co., Commercial Property Developer/Manager, Advisory Board Member

Introducing Advisors REIT I

•                  Real Estate Brokerage

•                  Marlin K. Penner, President/Co-Owner
John T. Arnold Associates, Inc., Commercial Real Estate Broker/Agent

Firms

•                  Auditor:  Grant Thornton LLP, Independent Registered Certified Public Accounting Firm

•                  Custodian & Clearing Agent:  National Financial Services, LLC, an affiliate of Fidelity Brokerage Services – Headquartered in Boston, MA

•                  Escrow & Transfer Agent:  American Stock Transfer & Trust Company - Headquartered in New York, NY

•                  Legal Counsel:  Biggs Wilkerson, L.C.

What are the objectives of
ADVISORS REIT I, Inc.?

Preserve, protect and enhance our assets, while:

•                  Paying distributions – Note: We expect to invest all funds within 12 months of their receipt. Distributions will be delayed until we have taxable income, estimated to be within 12 months of the close of the offering. Interim distributions would be a return of capital.

•                  Obtaining increasing income through lease-rental operations

•                  Owning a diversified portfolio of commercial real estate properties that will increase in value

•                  Qualifying and maintaining REIT status for federal income tax purposes [bullet point moved to next slide]

•                  Providing you with liquidity for your investment on or before October 31, 2017; whether by listing stock; selling our assets & distributing the net proceeds; merging with a company whose shares are actively traded; or creating a stock redemption program.

ADVISORS REIT I, Inc.

•                  [Language deleted] Our Self-managed REIT concept:

•                  No organization or selling fees

•                  No acquisition fees

•                  No internal asset management fees

•                  No internal sales commission

•                  No Subordinated Participation fees in sales proceeds

•                  No cap by the REIT on potential income streams for investors

•                  The members of the Board of Directors and the Advisory Directors are compensated for actual time spent ($150/hour) and not on a percentage of the value of any property or deal

ADVISORS REIT

•                  Of interest to our Investors;

•                  Checks and Balances: Independent directors and advisors

•                  Public reporting obligations: We will be required to make regular SEC disclsoures, including quarterly and yearly financial reports.

•                  Can be held in qualified retirement plans

•                  Additional information is available: ask for our brochure and Prospectus

ADVISORS REIT I, Inc.

ADVISORS REIT I intends to be a more efficient operating model

•                  ADVISORS REIT I will incur third party fees in the same manner as a typical REIT (for example, local property manager fees, brokerage fees, appraisals, title insurance, etc.)

•                  Mr. Fritzemeier is compensated by a base salary of $60,000

•                  Mr. Sokolosky has agreed to serve without compensation during his initial term on the Board.

•                  Note: Articles of Incorporation allow change to externally managed REIT format at any time without shareholder approval.

[Langugage deleted]

YOUR CHOICE:

ADVISORS REIT I, Inc.

[LOGO]